May 8, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attn:	Mr. Timothy Buchmiller Mailstop 6010
VIA FACSIMILE AND EDGAR
Re.	Restore Medical, Inc. Registration Statement on Form S-1 Filed March 13, 2006 Registration No. 333-132368
Dear Mr. Buchmiller:
     On behalf of Restore Medical, Inc. (“Restore”), we are responding to the letter dated May 5, 2006 (the “Comment Letter”) from Michele Gohlke, Branch Chief of the Securities and Exchange Commission (the “Commission”). Concurrently herewith we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Restore’s Registration Statement on Form S-1 (the “Form S-1”).
     Set forth below are the responses to the Comment Letter provided to us by Restore. For ease of reference, each comment contained in the Comment Letter appears directly above Restore’s corresponding response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Application of Critical Accounting Policies and Use of Estimates, page 29
Stock-Based Compensation, page 31
1.	Please tell us and revise your MD&A to provide a meaningful discussion of the significant factors, assumptions and methodologies used in determining the fair value of a stock award. For example, you state that you estimated the fair market value of your common stock based upon several factors, which you have listed. Revise to provide a discussion of the valuation methodologies used and the significant assumptions and subjective judgments made.
       Response: We have revised and expanded the disclosure, as requested, to provide a meaningful discussion of the significant factors, assumptions and methodologies used in determining the fair value of a stock award. Please see pages 31 and 32 of the Form S-1.

Securities and Exchange Commission
May 8, 2006

Financial Statements
Report of Independent Registered Accounting Firm, page F-2 and consent
2.	We note your prior comment 6. We reissue our prior comment in its entirety.
       Response: We note the Staff’s prior comment 6 and upon consummation of the transaction and prior to the planned effectiveness of Restore’s public offering, the report will be revised to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date. Furthermore, we will ensure the final version is compliant with Article 2 of Regulation S-X.
     As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2946 if we can expedite your review in any way, or fax me at (612) 340-8738.
Very Truly Yours,
/s/ Robert A. Kuhns
cc:	J. Robert Paulson, Jr. Mark C. Smith Andrew D. LaFrence Kenneth L. Cutler